State Street Bank and Trust Company
Legal Services Department
P.O. Box 5049
Boston, MA 02206-5049

April 1, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549

RE:	streetTRACKS® Series Trust (the “Trust”) (File Nos.: 333-57793, 811-08839)

Ladies and Gentlemen:

On behalf of the above referenced Trust, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) is a preliminary copy of the Notice and Proxy Statement to be sent to shareholders in connection with the Special Meeting of shareholders of the of the FORTUNE 500® Fund (the “Fund), a series portfolio of the Trust, to be held on June 10, 2005. The close of business on April 7, 2005 is the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournments thereof. The meeting will be held for the following purposes:

1.	To approve or disapprove a change to the investment objective of the Fund.

2.	To transact such other business as may properly come before the meeting or any adjournments thereof.

Pursuant to Rule 14a-6(i)(2) of the 1934 Act, no fee is required for this filing.

If you have any questions concerning this filing, you may contact me at (617) 662-3966.

Very truly yours,

/s/ Scott M. Zoltowski
Scott M. Zoltowski
Vice President and Counsel